Intcomex, Inc.

3505 NW 107th Avenue

Miami, FL 33178

www.intcomex.com

November 14, 2011

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Stephen G. Krikorian Accounting Branch Chief

Re:	SEC Comment Letter dated November 1, 2011
Intcomex, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on March 31, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed on August 15, 2011
File No. 333-134090

Dear Mr. Krikorian:

We refer to your comment letter dated November 1, 2011 concerning the Form 10-K for the fiscal year ended December 31, 2010, filed on March 31, 2011 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended June 30, 2011, filed on August 15, 2011 (the “Form 10-Q”) of Intcomex, Inc. (the “Company”).

We have set forth, in italics below, the text of each of the comments noted in the letter, followed by our response.

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Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 18. Subsequent Events, page 85

Comment 4

1.	With regard to prior comment 4, please clarify and disclose in future filings why the amount subject to reimbursement is $927,000 rather than the $2.3 million increase in Additional Paid in Capital in your financial statements for the year ended December 31, 2007.

The original indemnification contribution paid by the indemnifying shareholders was a gross amount exclusive of any tax benefits which may have been claimed by the Company in any other jurisdiction. Ultimately, the Company recognized a tax benefit totaling approximately $1.2 million in its US tax return related to the taxes paid in the Uruguayan settlement. The reimbursement represents a refund claimed by the indemnifying shareholders, whereby they stated that the original indemnification payment exceeded the ultimate indemnifiable loss because it did not account for the effect of the tax benefit. The $927,000 is equal to the indemnifying shareholders’ pro rata share of the $1.2 million tax benefit based on their equity ownership at the time.

We have accordingly clarified the relevant disclosure in our most recently filed Form 10-Q for the fiscal quarter ended September 30, 2011.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Note 3. Acquisition of Business, page 10

2.	We have considered your response to prior comment 6. Explain in greater detail why you bifurcated and classified the cash received in the Brightpoint acquisition as a financing activity within your statement of cash flows. That is, explain why you are separately accounting for the cash received as a capital transaction. Further, cash flows for acquisitions are to be reported within investing cash flows net of any cash acquired. Please confirm that you will comply with this presentation in future filings.

It is management’s view that two distinct events occurred within the Brightpoint transaction. The two events are: (1) the sale of Common Stock for cash, and (2) the acquisition of Brightpoint’s Latin America Operations. The first event reflected both parties’ desire for Brightpoint to make an equity investment in the Company, in addition to, and separate from, the sale of its Latin America Operations to the Company, as part of a strategic alliance. Therefore, we believe that the presentation of the two events separately in the statement of cash flows as distinct investing and financing activities is appropriate. We have clarified the related disclosures to better reflect the nature of the events related to the Brightpoint transaction, in our most recently filed Form 10-Q for the fiscal quarter ended September 30, 2011.

Appendix A presents the footnote disclosure in our recently filed Form 10-Q for the fiscal quarter ended September 30, 2011 related to the transaction described above.

******

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 10-Q and that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Russell A. Olson, the Company’s Chief Financial Officer, at (305) 477-6230 if you have any further questions, comments or would like to discuss any of the Company’s responses.

Sincerely,

/s/ Russell A. Olson
Russell A. Olson
Chief Financial Officer
Intcomex, Inc.

Appendix A

Note 3. Brightpoint Transaction

On April 19, 2011 (the “Transaction Date”), the Company and two of its subsidiaries, Intcomex Colombia LTDA (“Intcomex Colombia”) and Intcomex de Guatemala, S.A., (“Intcomex Guatemala”) completed an investment agreement (the “Brightpoint Transaction”) with two subsidiaries of Brightpoint, Inc., Brightpoint Latin America and Brightpoint International Ltd (collectively herein referred to as “Brightpoint”). Pursuant to such agreement, the Company issued an aggregate 38,769 shares of its Common Stock to Brightpoint Latin America. Effectively, the Brightpoint Transaction was comprised of two transactions: (1) the sale of 25,846 shares of Common Stock for $15,000 in cash; and, (2) the acquisition of certain assets and liabilities of the Brightpoint Latin America operations and the equity associated with its operations in Colombia and Guatemala (collectively herein referred to as the “Brightpoint Latin America Operations”), in exchange for 12,923 shares of Common Stock valued at $7,500 plus $174 cash, net. The cash flows from the transaction have been presented in the unaudited condensed consolidated statement of cash flows as $15,000 received on the issuance of Common Stock in cash flows from financing activities and $174, net, paid on acquisition of net assets in cash flows from investing activities.

Additionally, the acquisition of the Brightpoint Latin America Operations provided for a post closing working capital adjustment to be settled in cash. In September 2011, the Company and Brightpoint finalized the working capital adjustment resulting in an additional payable by Brightpoint to the Company of $871, which the Company received in October 2011. The Company included the financial results of Brightpoint in its unaudited condensed consolidated financial statements from the Transaction Date. These results were not material to the Company’s unaudited condensed consolidated financial statements.

The Company engaged independent valuation experts to assist in the determination of the fair value of the assets and liabilities acquired in the Brightpoint Transaction. The fair value has not yet been finalized. The total preliminary transaction value was approximately $22,674, consisting of the following:

Transactional Values in the Brightpoint Transaction:

Fair value of common stock sold for cash	$15,000
Fair value of total consideration transferred for acquisition of Brightpoint Latin America Operations	$7,674

In allocating the total preliminary purchase price based on estimated fair values, the Company recognized preliminary amounts of assets acquired and liabilities assumed of the Brightpoint Latin America Operations, consisting of the following:

Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed at Acquisition:

	Amounts Recognized as of Acquisition Date (Provisional) (1)	Adjustments	Amounts Recognized as of September 30, 2011 (Provisional)

Assets acquired:
Current assets
Cash	$—	$—	$—
Accounts receivable	938	(27)	911
Inventories	6,953	—	6,953
Prepaid expenses and other	116	904 (2)	1,020	(2)

Total current assets	8,007	877	8,884
Fixed assets	—	90	90
Acquired intangible assets	6,937	(989)	5,948

Total assets acquired	$14,944	$(22)	$14,922

Liabilities assumed:
Current liabilities
Accounts payable	$5,789	$—	$5,789
Accrued expense	1,481	(22)	1,459

Total liabilities assumed	7,270	(22)	7,248

Net assets acquired	$7,674	$—	$7,674

Consideration:
Equity (12,923 shares of Common Stock)	$7,500	$—	$7,500
Cash paid	174	—	174

Total consideration	$7,674	$—	$7,674

(1)	As previously reported in the Company’s Quarterly Report on Form 10-Q filed on August 15, 2011.
(2)	Includes $871 working capital adjustment due from Brightpoint.

The preliminary purchase price allocation for the Brightpoint Transaction was based upon the Company’s preliminary calculations, valuation, estimates and assumptions, which are subject to change, as the Company obtains additional information for the estimates during the respective measurement period of no later than one year from the Transaction Date. The primary areas of those preliminary purchase price allocations that are not yet finalized relate to certain tangible assets acquired and liabilities assumed, identifiable intangible assets, taxes, valuation of equity consideration and residual goodwill. The Brightpoint Transaction is not material for the pro-forma disclosure in the notes to unaudited condensed consolidated financial statements.